As filed with the Securities and Exchange Commission on May 21, 2008

Registration No. 333-_____

<hr>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM S-8
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

_____



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

_____

Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

United Fire & Casualty Company 2008 Stock Plan

Randy A. Ramlo, President/CEO
118 Second Avenue SE
Cedar Rapids, IA 52407-3909
(Name and address of agent for service)

(319) 399-5700
(Telephone number, including area code, of agent for service)

Michael K. Denney, Esq.
Bradley & Riley PC
2007 First Avenue SE
Cedar Rapids, IA 52402
(Recipient of copies)

Large accelerated filer	[X]	Accelerated filer	[ ]	
Non-accelerated filer	[ ]	Smaller reporting company	[ ]	

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered [(1)(2)]	Proposed maximum offering price per share [(3)]	Proposed maximum aggregate offering price [(3)]	Amount of registration fee [(3)]
Common Stock, par value $3.33⅓	900,000	$33.91	$30,519,000	$1,200

(1)   This amount represents additional shares authorized for issuance under the United Fire & Casualty Company 2008 Stock Plan, formerly the United Fire & Casualty Company Nonqualified Employee Stock Option Plan. One million shares (after giving effect to a one-for-one stock dividend) were previously registered for issuance under the former plan on Form S-8, Registration No. 333-63103.

(2) Pursuant to Rule 416(a) under the Securities Act of 1933, the Registration Statement also includes an indeterminate number of shares that may be issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

(3) Estimated pursuant to Rule 457(c) and (h) solely for purposes of calculating the amount of the registration fee, based on the average of the high ($34.39) and low ($33.43) prices on May 19, 2008, of $33.91 per share, as reported on The NASDAQ Stock Market, LLC.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.   Plan Information.

The information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428(b) under the Securities Act of 1933.

Item 2.   Registrant Information and Employee Plan Annual Information.

The information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, but is provided or to be provided to Plan participants pursuant to Rule 428(b) of the Securities Act of 1933.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

United Fire & Casualty Company (the "Registrant") hereby incorporates by reference into this Registration Statement the following documents filed by it with the Securities and Exchange Commission:

(a) The Registrant's annual report on Form 10-K for the year ended December 31, 2007, filed February 27, 2008;

(b) The Registrant's quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed April 25, 2008; and

(c) All of the Registrant's other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, since the end of the fiscal year covered by the document referred to in (a) above.

All reports and other documents filed by the Registrant subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and deemed to be a part hereof from the date of filing of such reports or documents.

Item 4.   Description of Securities

The Registrant is authorized to issue 75,000,000 shares of common stock, par value $3.33 ^{1}/3 per share. The following description of the common stock to be registered hereunder is based upon the Registrant's Articles of Incorporation and bylaws and applicable provisions of law. The terms "we," "our," and "us" refer to United Fire & Casualty Company.

Dividend Rights. Subject to preferences that may be applicable to a class or series of preferred shares that we may issue, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for the payment of dividends.

Conversion. Holders of common stock have no right to convert their common stock into any other securities.

Voting Rights. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our common stockholders. Holders of shares of common stock have no cumulative voting rights.

Classification of the Board of Directors. Directors are divided into three classes. Each year the terms of the members of a different class of directors expire and directors for that class are elected to three-year terms.

Liquidation Rights. If we liquidate, dissolve or wind up, holders of the common stock are entitled to share ratably in all assets remaining after payment of any amounts due creditors and the liquidation preference of any accrued and unpaid dividends on any outstanding preferred shares that we may issue.

Preemption Rights. Holders of common stock have no preemptive rights.

Liability to Assessment by United Fire & Casualty Company. All outstanding shares of common stock are fully paid and non-assessable.

Anti-Takeover Effects of State Law. Certain provisions of Iowa law could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise or to remove our incumbent officers and directors. These provisions may discourage coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

We are subject to Section 1110 of the Iowa Business Corporation Act, which prohibits persons deemed "interested stockholders" from engaging in a business combination with an Iowa corporation for three years following the date these persons become interested stockholders. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within the previous three years did own, 10.0 percent or more of our common stock. Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.

Section 624A of the Iowa Business Corporation Act permits us to issue stock rights or options having terms and conditions that preclude or limit the exercise, transfer, or receipt of such rights or options by a person, or group of persons, owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation, or a transferee of the offeror, or that invalidate or void such stock rights or options held by an offeror or a transferee of the offeror.

State Insurance Laws. Before a person can acquire control of an insurance company domiciled in a U.S. state, prior written approval must generally be obtained from the insurance regulator of the state where the insurance company is domiciled. Prior to granting approval of an application to acquire control of an insurance company, the state insurance regulator will consider such factors as the financial strength of the applicant, the integrity of the applicant's board of directors and executive officers, the acquirer's plans for the management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the insurer and any anti-competitive effects that may arise from the consummation of the acquisition of control. Generally, state insurance laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10.0 percent or more of the voting securities of insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance regulator of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance regulator to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay or prevent transactions that stockholders may otherwise deem to be in their best interests.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws. Our Articles of Incorporation and bylaws provide that:

- The affirmative vote of two-thirds (2/3) of all outstanding shares of this corporation is required to approve any plan of merger, consolidation or sale or exchange of all or substantially all of the assets.

- The Articles of Incorporation may be amended at any annual or special meeting of the stockholders called for that purpose by a vote of two-thirds (2/3) of the shares issued and outstanding.

- A holder or group of holders of common stock who own not less than one-fifth (1/5) but less than a majority of the outstanding shares of common stock may nominate and elect that number of directors, ignoring fractions, which bears the same ratio to the number of directors to be elected as the number of shares of common stock held by such stockholders bears to the total shares of common stock outstanding, but the total number of directors so elected by minority stockholders may not exceed one less than a majority of the aggregate number of directors to be elected. Unless minority common stockholders exercise their right to nominate and elect a proportionate number of directors as described above, the holders of a majority of the outstanding shares of common stock voting in any election of directors at which a quorum is present can elect all of the directors.

Item 5.   Interests of Named Experts and Counsel

Not applicable.

Item 6.   Indemnification of Directors and Officers

The Iowa Business Corporation Act (the "Act") provides that a corporation may indemnify an individual who is a party to a proceeding because the individual is a director or officer against liability incurred in the proceeding if (1) the individual acted in good faith; (2) the individual reasonably believed, in the case of conduct in the individual's official capacity, that the individual's conduct was in the best interests of the corporation and, in all other cases, that the individual's conduct was at least not opposed to the best interests of the corporation, and (3) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. If a registrant's articles of incorporation so provide, the Act also permits indemnification of a director or officer for liability to any person for any action taken, or any failure to take any action, as a director or officer, except liability for any of the following: (1) receipt of a financial benefit to which the person is not entitled; (2) an intentional infliction of harm on the corporation or its shareholders; (3) unlawful distribution; or (4) an intentional violation of criminal law.

The Act requires a corporation to indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the corporation against reasonable expenses incurred by the director or officer in connection with the proceeding.

The bylaws of the Registrant provide for indemnification by the Registrant of each of its directors and officers to the fullest extent permitted by law for liability for such director arising by reason of his or her status as a director of the Registrant. At the May 21, 2008 annual meeting of the shareholders of the Registrant, the shareholders approved an amendment to the Registrant's Articles of Incorporation. The amendment will be filed with the Iowa Secretary of State. When filed, the board of directors will be able to amend the Registrant's bylaws to permit indemnification of a director for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) receipt of a financial benefit to which the person is not entitled; (2) an intentional infliction of harm on the corporation or its shareholders; (3) unlawful distributions; or (4) an intentional violation of criminal law.

The Act permits corporations to limit or eliminate directors' liability to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for the amount of a financial benefit received by a director to which the director is not entitled; an intentional infliction of harm on the corporation or the shareholders; an unlawful distribution; and an intentional violation of criminal law. The Registrant's Articles of Incorporation eliminate directors' liability to the Registrant and its shareholders to the fullest extent of the law.

The directors and officers of the Registrant are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, that might be incurred by them in such capacities.

The above discussion of the Act and the Registrant's Articles of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by the Act and the Registrant's Articles of Incorporation and Bylaws.

Item 7.   Exemption from Registration Claimed

Not applicable.

Item 8.   Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by reference			
			Form	Period Ending	Exhibit	Filing Date
4.1	United Fire & Casualty Company 2008 Stock Plan	X				
4.2	Fourth Restated Articles of Incorporation		Amendment #1 to S-3		4.1	04/04/02
4.3	First Amendment to Fourth Restated Articles of Incorporation		Amendment #3 to S-3		4.2	05/03/02
4.4	Second Amendment to Fourth Restated Articles of Incorporation		10-Q	06/30/05	4.1	07/29/05
4.5	Bylaws of United Fire & Casualty Company		10-K	12/31/06	3.4	03/01/07
5.1	Opinion of Bradley & Riley PC	X				
15.1	Letter re unaudited interim financial information	X				
23.1	Consent of Bradley & Riley PC (included in Exhibit 5.1)	X				
23.2	Consent of Ernst & Young LLP	X				

Item 9.   Undertakings

(a)   The Registrant hereby undertakes:

    (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

        (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as express in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Rapids, State of Iowa, on May 21, 2008.

United Fire & Casualty Company
(Registrant)

By: _____/S/ J. SCOTT MCINTYRE JR._____
       J. Scott McIntyre Jr., Chairman of the Board

By: _____/S/ RANDY A. RAMLO_____
       Randy A. Ramlo, President and Chief Executive Officer

By: _____/S/ DIANNE M. LYONS_____
       Dianne M. Lyons, Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ J. SCOTT MCINTYRE JR. **J. Scott McIntyre Jr.**	Chairman of the Board and Director	May 21, 2008
/S/ RANDY A. RAMLO **Randy A. Ramlo**	President and Chief Executive Officer (Principal Executive Officer)	May 21, 2008
/S/ DIANNE M. LYONS **Dianne M. Lyons**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 21, 2008
/S/ JACK B. EVANS **Jack B. Evans**	Vice Chairman of the Board and Director	May 21, 2008
/S/ CHRISTOPHER R. DRAHOZAL **Christopher R. Drahozal**	Director	May 21, 2008
/S/ THOMAS W. HANLEY **Thomas W. Hanley**	Director	May 21, 2008
/S/ DOUGLAS M. HULTQUIST **Douglas M. Hultquist**	Director	May 21, 2008

| /S/ JAMES A. LEACH | Director | | May 21, 2008 |
| **James A. Leach** | | | |

| /S/ CASEY D. MAHON | Director | | May 21, 2008 |
| **Casey D. Mahon** | | | |

| /S/ GEORGE D. MILLIGAN | Director | | May 21, 2008 |
| **George D. Milligan** | | | |

| /S/ MARY K. QUASS | Director | | May 21, 2008 |
| **Mary K. Quass** | | | |

| /S/ JOHN A. RIFE | Director | | May 21, 2008 |
| **John A. Rife** | | | |

| /S/ KYLE D. SKOGMAN | Director | | May 21, 2008 |
| **Kyle D. Skogman** | | | |

| /S/ FRANK S. WILKINSON JR. | Director | | May 21, 2008 |
| **Frank S. Wilkinson Jr.** | | | |

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by reference			
			Form	Period Ending	Exhibit	Filing Date
4.1	United Fire & Casualty Company 2008 Stock Plan	X				
4.2	Fourth Restated Articles of Incorporation		Amendment #1 to S-3		4.1	04/04/02
4.3	First Amendment to Fourth Restated Articles of Incorporation		Amendment #3 to S-3		4.2	05/03/02
4.4	Second Amendment to Fourth Restated Articles of Incorporation		10-Q	06/30/05	4.1	07/29/05
4.5	Bylaws of United Fire & Casualty Company		10-K	12/31/06	3.4	03/01/07
5.1	Opinion of Bradley & Riley PC	X				
15.1	Letter re unaudited interim financial information	X				
23.1	Consent of Bradley & Riley PC (included in Exhibit 5.1)	X				
23.2	Consent of Ernst & Young LLP	X				

EXHIBIT 4.1

 **UNITED FIRE & CASUALTY COMPANY**
2008 STOCK PLAN

(Amended and restated as of February 15, 2008)

1. <u>Purpose of the Plan</u>. The purposes of the United Fire & Casualty 2008 Stock Plan are to attract and retain the best available individuals for positions of substantial responsibility, to provide additional incentive to such individuals, and to promote the success, growth, and general prosperity of the Company's business by aligning the financial interests of Employees with long-term shareholder value. Awards granted hereunder may be Incentive Stock Options, Nonqualified Stock Options, Stock Awards, or SARs, at the discretion of the Board and as reflected in the terms of the Award Agreement. The Plan is not intended to defer any payments to the termination of Continuous Status as an Employee or to provide retirement income to employees.

   The Plan was formerly known as the United Fire & Casualty Company Nonqualified Employee Stock Option Plan. The name of the Plan has been changed pursuant to this February 15, 2008 restatement.

2. <u>Definitions</u>. As used herein, the following definitions shall apply:

   a. "<u>Award</u>" means any award or benefits granted under the Plan, including Options, Stock Awards, and SARs.

   b. "<u>Award Agreement</u>" means a written or electronic agreement between the Company and the Awardee setting forth the terms of the Award.

   c. "<u>Awardee</u>" means the holder of an outstanding Award.

   d. "<u>Board</u>" means both the Board of Directors and the Committee.

   e. "<u>Code</u>" means the Internal Revenue Code of 1986, as amended.

   f. "<u>Committee</u>" means the Compensation Committee of the Board of Directors.

   g. "<u>Company</u>" means United Fire & Casualty Company, an Iowa corporation, and any successor thereto.

   h. "<u>Continuous Status as an Employee</u>" means the absence of any interruption or termination of service as an Employee. Continuous Status as an Employee shall not be considered interrupted in the case of sick leave, maternity leave, infant care leave, medical emergency leave, military leave, or any other leave of absence for which Continuous Status as an Employee is not considered interrupted in accordance with the Company's policies on such matters.

   i. "<u>Conversion Options</u>" means the Options described in Section 6(c).

   j. "<u>Employee</u>" means any person, including an officer, who is a common law employee of, receives remuneration for personal services to, and is on the payroll of, the Company or any Parent or Subsidiary of the Company.

   k. "<u>Incentive Stock Option</u>" means any Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

   l. "<u>Maximum Annual Employee Award</u>" shall have the meaning set forth in Section 5(b).

   m. "<u>Merger Ratio</u>" shall have the meaning set forth in Section 6(c).

   n. "<u>Nonqualified Stock Option</u>" means an Option not intended to qualify as an Incentive Stock Option.

   o. "<u>Option</u>" means a stock option granted pursuant to Section 6.

   p. "<u>Parent</u>" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

   q. "<u>Plan</u>" means this United Fire & Casualty 2008 Stock Plan, formerly referred to as the United Fire & Casualty Company Nonqualified Employee Stock Option Plan, including any amendments thereto and restatements thereof.

   r. "<u>Share</u>" means a common share of United Fire & Casualty Company, as adjusted in accordance with Section 14.

   s. "<u>SAR</u>" means a stock appreciation right awarded pursuant to Section 8.

   t. "<u>Stand-Alone SARs</u>" shall have the meaning set forth in Section 8.

u. "<u>Stock Award</u>" means a grant of Shares or of a right to receive Shares or their cash equivalent (or both) pursuant to Section 7.

v. "<u>Subsidiary</u>" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

w. "<u>Tandem SAR</u>" shall have the meaning set forth in Section 8.

3. <u>Shares Subject to the Plan</u>. Subject to the provisions of Sections 14 and 16, the maximum aggregate number of Shares (increased, proportionately, upon any stock split, stock dividend, or similar event with respect to the Shares) that may be awarded and delivered under the Plan is 1,900,000. Subject to the provisions of the following sentence, if an Award should expire or become unexercisable for any reason without having been exercised in full, the undelivered Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future Awards under the Plan. Notwithstanding anything to the contrary contained herein, any Awards of Options that are transferred to a third party pursuant to a program under which the holder of certain Options may transfer such Options to such third party in exchange for cash or other consideration, shall be removed from the Plan and the Shares subject to such Awards shall not be available for re-grant under the Plan regardless of whether the transferred Options are exercised or expire without exercise.

4. <u>Administration of the Plan</u>.

a. <u>Procedure</u>. The Plan shall be administered by the Board of Directors.

b. <u>Powers of the Board</u>. Subject to the provisions of the Plan, the Board shall have the authority, in its discretion: (i) to grant Incentive Stock Options, Nonqualified Stock Options, Stock Awards, and SARs; (ii) to determine, in accordance with Section 11(b), the fair market value of the Shares; (iii) to determine, in accordance with Section 11(a), the exercise price per share of Awards to be granted; (iv) to determine the Employees to whom, and the time or times at which, Awards shall be granted and the number of Shares to be represented by each Award; (v) to interpret the Plan; (vi) to prescribe, amend, and rescind rules and regulations relating to the Plan; including the form of Award Agreement, and manner of acceptance of an Award, (vii) to determine the terms and provisions of each Award to be granted (which need not be identical) and, with the consent of the Awardee, modify or amend each Award; (viii) to authorize Conversion or substitution under the Plan of any or all Conversion Options; (ix) to accelerate or, with the consent of the Awardee, defer the exercise date of any Option; (x) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Award previously granted by the Board; and (xi) to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Board may, but need not, determine that an Award shall vest or be granted subject to the satisfaction of one or more performance goals. Performance goals for Awards will be determined by the Committee and will be designed to support the Company's business strategy and align executives' interests with customer and shareholder interests. For Awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code, performance goals will be based on one or more of the following business criteria: premium volume, revenues, customer satisfaction, expenses, organizational health/productivity, earnings (which includes similar measurements such as net profits, operating profits, and net income, and which may be calculated before or after taxes, interest, depreciation, amortization or taxes), margins, cash flow, shareholder return, return on equity, return on assets, return on investments, working capital, and/or stock price. These criteria may be measured: individually, alternatively or in any combination; with respect to the Company, a subsidiary, division, business unit, product line, product or any combination of the foregoing; on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods or to other external measures; and including or excluding items that could affect the measurement, such as extraordinary or unusual and nonrecurring gains or losses, litigation or claim judgments or settlements, material changes in tax laws, acquisitions or divestitures, the cumulative effect of accounting changes, asset write-downs, restructuring charges, or the results of discontinued operations.

c. <u>Effect of Board's Decision</u>. All decisions, determinations, and interpretations of the Board shall be final and binding on all Employees and Awardees.

5. <u>Eligibility</u>.

a. Awards may be granted to Employees and to persons to whom offers of employment as an Employee have been extended; provided that Incentive Stock Options may only be granted to Employees. Directors are not eligible to participate in the Plan unless they are Employees.

b. The maximum number of Shares with respect to which an Award or Awards may be granted to any Employee in any one taxable year of the Company (the "Maximum Annual Employee Award") shall not exceed 200,000 Shares for Options or SARs, or 100,000 Shares for Stock Awards (increased, in both cases proportionately, in the event of any stock split, stock dividend or similar event with respect to the Shares). If an Option is in tandem with an SAR, such that the exercise of the Option or SAR with respect to a Share cancels the tandem SAR or Option right, respectively, with respect to each Share, the tandem Option and SAR rights with respect to each Share shall be counted as covering but one Share for purposes of the Maximum Annual Employee Award.

6. Options.

   a. Each Option shall be designated in the option agreement as either an Incentive Stock Option or a Nonqualified Stock Option. Notwithstanding such designations, to the extent that the aggregate fair market value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all plans of the Company) exceeds $100,000, such Options shall be treated as Nonqualified Stock Options.

   b. For purposes of Section 6(a), Options shall be taken into account in the order in which they were granted, and the fair market value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

   c. Options converted or substituted under the Plan for any or all outstanding stock options and stock appreciation rights held by employees or other option holders granted by entities subsequently acquired by the Company or a subsidiary or affiliate of the Company ("Conversion Options") shall be effective as of the close of the respective mergers and acquisitions of such entities by the Company. The Conversion Options may be Incentive Stock Options or Nonqualified Stock Options, as determined by the Committee; provided, however, that stock appreciation rights in the acquired entity shall only be converted to or substituted with Nonqualified Stock Options. The Conversion Options shall be options to purchase the number of Shares determined by multiplying the number of shares of the acquired entity's common stock underlying each such stock option or stock appreciation right immediately prior to the closing of such merger or acquisition by the number specified in the applicable merger or acquisition agreement for Conversion of each share of such entity's common stock to a Share (the "Merger Ratio"). Such Conversion Options shall be exercisable at an exercise price per Share (increased to the nearest whole cent) equal to the exercise price per share of the acquired entity's common stock under each such stock option or stock appreciation right immediately prior to closing divided by the Merger Ratio. No fractional Shares will be issued upon exercise of Conversion Options. In lieu of such issuance, the Shares issued pursuant to each such exercise shall be rounded to the closest whole Share. All other terms and conditions applicable to such stock options and stock appreciation rights prior to closing of the acquisition, including vesting, shall remain unchanged under the Conversion Options.

7. Stock Awards.

   a. Stock Awards may be granted either alone, in addition to, or in tandem with other Awards granted under the Plan. After the Committee determines that it will offer a Stock Award, it will advise the Awardee in writing or electronically, by means of an Award Agreement, of the terms, conditions and restrictions, including vesting, if any, related to the offer, including the number of Shares that the Awardee shall be entitled to receive or purchase, the price to be paid, if any, and, if applicable, the time within which the Awardee must accept the offer. The offer shall be accepted by execution of an Award Agreement in the manner determined by the Committee.

   b. Unless the Committee determines otherwise, the Award Agreement shall provide for the forfeiture of the non-vested Shares underlying such Stock Award upon the Awardee ceasing to be an Employee. To the extent that the Awardee purchased the Shares granted under such Stock Award and any such Shares remain non-vested at the time the Awardee ceases to be an Employee, the cessation of Employee status shall cause an immediate sale of such non-vested Shares to the Company at the original price per Share paid by the Awardee.

8. SARs.

   a. The Committee shall have the full power and authority, exercisable in its sole discretion, to grant SARs to selected Awardees. The Committee is authorized to grant both tandem stock appreciation rights ("Tandem SARs") and stand-alone stock appreciation rights ("Stand-Alone SARs") as described below.

   b. Tandem SARs.

      (i) Awardees may be granted a Tandem SAR, exercisable upon such terms and conditions as the Committee shall establish, to elect between the exercise of the underlying Section 6 Option or the surrender of the Option in exchange for a distribution from the Company in an amount equal to the excess of (A) the fair market value (on the Option surrender date) of the number of Shares in which the Awardee is at the time vested under the surrendered Option (or surrendered portion thereof) over (B) the aggregate exercise price payable for such vested Shares.

      (ii) No such Option surrender shall be effective unless it is approved by the Committee, either at the time of the actual Option surrender or at any earlier time. If the surrender is so approved, then the distributions to which the

Awardee shall become entitled under this Section 8(b) may be made in Shares valued at fair market value on the Option surrender date, in cash, or partly in Shares and partly in cash, as the Committee shall deem appropriate.

(iii) If the surrender of an Option is not approved by the Committee, then the Awardee shall retain whatever rights he or she had under the surrendered Option (or surrendered portion thereof) on the Option surrender date and may exercise such rights at any time prior to the later of (A) five (5) business days after the receipt of the rejection notice or (B) the last day on which the Option is otherwise exercisable in accordance with the terms of the instrument evidencing such Option, but in no event may such rights be exercised more than ten (10) years after the date of the Option grant.

c. Stand-Alone SARs.

(i) An Awardee may be granted a Stand-Alone SAR not tied to any underlying Option under Section 6. The Stand-Alone SAR shall cover a specified number of Shares and shall be exercisable upon such terms and conditions as the Committee shall establish. Upon exercise of the Stand-Alone SAR, the holder shall be entitled to receive a distribution from the Company in an amount equal to the excess of (A) the aggregate fair market value (on the exercise date) of the Shares underlying the exercised right over (B) the aggregate base price in effect for those Shares.

(ii) The number of Shares underlying each Stand-Alone SAR and the base price in effect for those Shares shall be determined by the Committee at the time the Stand-Alone SAR is granted. In no event, however, may the base price per Share be less than the fair market value per underlying Share on the grant date.

(iii) The distribution with respect to an exercised Stand-Alone SAR may be made in Shares valued at fair market value on the exercise date, in cash, or partly in Shares and partly in cash, as the Committee shall deem appropriate.

d. The Shares underlying any SARs exercised under this Section 8 shall not be available for subsequent issuance under the Plan.

9. Term of Plan. The Plan was effective August 21, 1998. This restatement of the Plan is effective February 15, 2008, the date of its adoption by the Board of Directors, subject to approval by the shareholders of the Company, as provided in Section 21. The Plan shall continue in effect until terminated under Section 17.

10. Term of Award; Vesting; Repricing.

a. The term of each Award shall be no more than ten (10) years from the date of grant. However, in the case of an Incentive Stock Option granted to an Employee who, at the time the Option is granted, owns Shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Option shall be no more than five (5) years from the date of grant.

b. Each Award shall vest over a period of not more than five (5) years from the date of grant, provided, however, Awards that vest subject to the satisfaction of one or more performance goals may vest over a longer period of time.

c. No Award may be repriced, replaced, regranted through cancellation, or modified without approval of the shareholders of the Company (except in connection with an adjustment pursuant to Section 14) if the effect would be to reduce the exercise price for the Shares underlying such Award.

11. Exercise Price and Consideration.

a. The per Share exercise price under each Award shall be such price as is determined by the Board, subject to the following:

(i) In the case of an Incentive Stock Option granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the fair market value per Share on the date of grant. In the case of an Incentive Stock Option granted to any other Employee, the per Share exercise price shall be no less than 100% of the fair market value per Share on the date of grant.

(ii) Except for Conversion Options under Section 6(c), the per Share exercise price under a Nonqualified Stock Option or SAR shall be the fair market value per Share on the date of grant.

b. The fair market value per Share shall be the closing price per share of the Share on the The NASDAQ Stock Market, LLC ("NASDAQ") on the date of grant. If the Shares cease to be listed on NASDAQ, the Board shall designate an alternative method of determining the fair market value of the Shares.

c. Payment or provision for payment of the consideration to be paid for the Shares to be issued upon exercise of an Award shall be made as follows:

(i) The Awardee shall deliver to the Company at the Company's principal office payment in United States currency in an amount equal to the exercise price; or

(ii) The Awardee shall tender to the Company, by either actual delivery of certificates or by attestation, Shares already owned by the Awardee that, together with any cash tendered therewith, have an aggregate fair market value (determined based on the Fair Market Value of a Share on the exercise date) equal to the exercise price; or

(iii) The Awardee shall deliver to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale proceeds necessary to pay the exercise price and to sell the Shares (or a sufficient portion of the Shares) to be issued upon exercise of the Award to pay the exercise price and any tax withholding resulting from such exercise and deliver the remaining cash proceeds, less commissions and brokerage fees, or the remaining Shares to the Awardee.

Notwithstanding the foregoing provisions, the Committee may limit the methods by which an Awardee may exercise an Award.

d. Prior to issuance of the Shares upon exercise of an Award, the Awardee shall pay any federal, state, and local income and employment tax withholding obligations applicable to such Award. If an Awardee is an officer of the Company within the meaning of Section 16 of the Securities Exchange Act of 1934, he or she may elect to pay such withholding tax obligations by having the Company withhold Shares having a value equal to the amount required to be withheld, and any Award under the Plan may permit or require that such withholding tax obligations be paid by having the Company withhold Shares having a value equal to the amount required to be withheld. The value of the Shares to be withheld shall equal the fair market value of the Shares on the day the Award is exercised. The right of an officer to dispose of Shares to the Company in satisfaction of withholding tax obligations shall be deemed to be approved as part of the initial grant of an Award, unless thereafter rescinded, and shall otherwise be made in compliance with Rule 16b-3 and other applicable regulations, and any Award under the Plan may permit or require that such withholding tax obligations be paid by having the Company withhold Shares having a value equal to the amount required to be withheld.

12. Exercise of Award.

a. <u>Procedure for Exercise; Rights as a Shareholder</u>. Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Board at the time of grant, and as shall be permissible under the terms of the Plan.

An Award may not be exercised for fewer than the lesser of ten Shares or the amount of Shares subject to the Award. An Award may not be exercised for a fraction of a Share.

An Award shall be deemed to be exercised when written or electronic notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been received by the Company. Full payment may, as authorized by the Board, consist of any consideration and method of payment allowable under Section 11(c). Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the share certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares subject to the Award, notwithstanding the exercise of the Award. The Company shall issue (or cause to be issued) such share certificate promptly upon exercise of the Award. If the exercise of an Award is treated in part as the exercise of an Incentive Stock Option and in part as the exercise of a Nonqualified Stock Option pursuant to Section 6(a), the Company shall issue a share certificate evidencing the Shares treated as acquired upon the exercise of an Incentive Stock Option and a separate share certificate evidencing the Shares treated as acquired upon the exercise of a Nonqualified Stock Option, and shall identify each such certificate accordingly in its share transfer records. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 14.

Exercise of an Award in any manner and delivery of the Shares subject to such Award shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Award, by the number of Shares as to which the Award is exercised.

b. <u>Termination of Status as an Employee</u>. Upon termination of an Awardee's Continuous Status as an Employee, such Awardee may exercise his or her rights under any outstanding Awards to the extent exercisable on the date of termination (but in no event later than the date of expiration of the term of such Award as set forth in the Award Agreement). To the extent that the Awardee was not entitled to exercise his or her rights under such Awards at the date of such termination, or does not exercise such rights within the time specified in the individual Award Agreements, the Awards shall terminate.

c. <u>Disability of Awardee</u>. Notwithstanding the provisions of Section 12(b), in the event of termination of an Awardee's Continuous Status as an Employee as a result of total and permanent disability (i.e., the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of twelve (12) months), the Awardee will vest in the Award, but only to the extent of the vesting that would have occurred had the Awardee remained in Continuous Status as an Employee for a period of twelve (12) months after the date on which the Employee ceased performing services as a result of the total and permanent disability. An Option or SAR that is vested pursuant to this Section 12(c) must be exercised within eighteen (18) months (or such shorter time as is specified in the grant) from the date on which the Employee ceased performing services as a result of the total and permanent disability (but in no event later than the date of expiration of the term of such Option or SAR as set forth in the Award Agreement). To the extent that the Awardee was not entitled to exercise such Option or SAR within the time specified herein, the Award shall terminate.

d. <u>Death of Awardee</u>. Notwithstanding the provisions of Section 12(b), in the event of the death of an Awardee:

(i) who is at the time of death an Employee, the Award will vest, but only to the extent of the vesting that would have occurred had the Awardee continued living and remained in Continuous Status as an Employee twelve (12) months following the date of death. An Option or SAR that is vested pursuant to this Section 12(d)(i) may be exercised at any time within twelve (12) months following the date of death by the Awardee's estate or by a person who acquired the right to exercise the Award by bequest or inheritance; or

(ii) whose Option or SAR has not yet expired but whose Continuous Status as an Employee terminated prior to the date of death, the Option or SAR may be exercised, at any time within twelve (12) months following the date of death, by the Awardee's estate or by a person who acquired the right to exercise the Option or SAR by bequest or inheritance, but only to the extent of the right to exercise that had vested at the date of termination.

e. Notwithstanding subsections (b), (c), and (d) of this Section 12, the Board shall have the authority to extend the expiration date of any outstanding Option in circumstances in which it deems such action to be appropriate (provided that no such extension shall extend the term of an Award beyond the date on which the Award would have expired if no termination of the Employee's Continuous Status as an Employee had occurred).

13. <u>Non-Transferability of Awards</u>. An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Awardee, only by the Awardee; provided that the Board may permit further transferability, on a general or specific basis, and may impose conditions and limitations on any permitted transferability.

14. <u>Adjustments to Shares Subject to the Plan</u>.

The number of Shares covered by each outstanding Award, the Maximum Annual Employee Award and the number of Shares that have been authorized for issuance under the Plan but as to which no Awards have yet been granted or that have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per Share covered by each such outstanding Award, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding, and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

In the event of the proposed dissolution or liquidation of the Company, the Award will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that any Award shall terminate as of a date fixed by the Board and give each Awardee the right to exercise an Award as to all or any part of the Shares subject to an Award, including Shares as to which the Award would not otherwise be exercisable. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each Award shall be assumed or an equivalent Award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the Award or to substitute an equivalent Award, in which case the Board shall, in lieu of such assumption or substitution, provide for the Awardee to have the right to exercise the Award as to all of the Shares subject to Awards, including Shares as to which the Award would not otherwise be exercisable. If the Board makes an Award fully exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the Awardee that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Award will terminate upon the expiration of such period.

15. <u>Time of Granting Awards</u>. The date of grant of an Award shall, for all purposes, be the date on which the Company completes the corporate action relating to the grant of such Award and all conditions to the grant have been satisfied, provided that conditions to the grant, exercise, or vesting of an Award shall not defer the date of grant. Notice of a grant shall be given to each Employee to whom an Award is so granted within a reasonable time after the determination has been made.

16. <u>Substitutions and Assumptions</u>. The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies, provided such substitutions and assumptions are permitted by Section 424 of the Code and the regulations promulgated thereunder. The number of Shares reserved pursuant to Section 3 may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

17. <u>Amendment and Termination of the Plan</u>.

   a. <u>Amendment and Termination</u>. The Board may amend or terminate the Plan from time to time in such respects as the Board may deem advisable (including, but not limited to amendments that the Board deems appropriate to enhance the Company's ability to claim deductions related to stock option exercises); provided that any increase in the number of Shares subject to the Plan, other than in connection with an adjustment under Section 14, and any amendment described in Section 10(c), shall require approval of or ratification by the shareholders of the Company.

   b. <u>Effect of Amendment or Termination</u>. Any such amendment or termination of the Plan shall not affect Awards already granted and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Awardee and the Board, which agreement must be in writing and signed by the Awardee and the Company.

18. <u>Conditions Upon Issuance of Shares</u>. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

19. <u>Reservation of Shares</u>. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20. <u>No Employment/Service Rights</u>. Nothing in the Plan shall confer upon any Employee the right to an Award or to continue in service as an Employee for any period of specific duration, or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining such person), or of any Employee or Awardee, which rights are hereby expressly reserved by each, to terminate such person's services at any time for any reason, with or without cause.

21. <u>Shareholder Approval</u>. The Plan, as amended and restated, is subject to approval by the shareholders of the Company.

Approved by shareholders May 21, 2008.

EXHIBIT 5.1

Opinion of Bradley & Riley PC

Bradley & Riley PC
2007 First Avenue SE
PO Box 2804
Cedar Rapids, Iowa 52406-2804
Telephone 319-363-0101

May 21, 2008

United Fire & Casualty Company
118 Second Avenue, S.E.
Cedar Rapids, IA 52407

Re: United Fire & Casualty Company 2008 Stock Plan

We have acted as counsel to United Fire & Casualty Company, an Iowa corporation (the "Company"), in connection with the Company's registration statement on Form S-8 (the "Registration Statement") to be filed pursuant to the Securities Act of 1933 with the Securities and Exchange Commission. The Registration Statement relates to 900,000 shares of the Company's common stock, par value $3.33 1/3 (the "Common Stock"), all of which may be issued in connection with awards granted pursuant to the Company's 2008 Stock Plan.

In connection with the above, we have reviewed the Registration Statement, the proceedings and resolutions of the Company's Board of Directors, the Company's Articles of Incorporation and all amendments thereto, the Company's by-laws and all amendments thereto, and such other documents and matters as we have deemed relevant and appropriate as a basis for the opinion expressed herein, and we have made no effort to independently verify the facts set forth therein.

On the basis of such review, and having regard to legal considerations that we deem relevant, it is our opinion that the Common Stock to be offered pursuant to the Registration Statement has been duly authorized and, when issued in accordance with the terms set forth in the 2008 Stock Plan and in the Registration Statement, will be duly and validly issued, fully paid and nonassessable under the Iowa Business Corporation Act.

Our opinion set forth above is based as to matters of law solely on applicable provisions of the laws of the State of Iowa, and we express no opinions as to any other laws, statutes, ordinances, rules or regulations.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this opinion, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

/s/ Bradley & Riley PC

EXHIBIT 15.1

Board of Directors and Stockholders
United Fire & Casualty Company

We are aware of the incorporation by reference in the Registration Statement (Form S-8) pertaining to the United Fire & Casualty Company 2008 Stock Plan of our report, dated April 25, 2008, relating to the unaudited interim consolidated financial statements of United Fire & Casualty Company that are included in its Forms 10-Q for the quarter ended March 31, 2008.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
May 21, 2008

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the United Fire & Casualty Company 2008 Stock Plan of our reports, dated February 27, 2008, with respect to the consolidated financial statements and schedules of United Fire & Casualty Company included in its Annual Report (Form 10-K) for the year ended December 31, 2007, and the effectiveness of internal control over financial reporting of United Fire & Casualty Company filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
May 21, 2008